Exhibit 29

Date:	September 2, 2025

To:
ATLAS INVESTISSEMENT S.A.S., a French "société par actions simplifiée" validly incorporated and duly existing under the laws of France, having its registered office located at 16 rue de la Ville L'Evêque 75008 Paris, France, registered under number 908 070 188 at the "Registre du Commerce et des Sociétés" of Paris ("Counterparty")

From:
NATIXIS, a French "société anonyme", authorised as a credit institution and an investment services provider, having its registered office at 7, promenade Germaine Sablon, 75013 Paris, France, registered under number 542 044 524 at the "Registre du Commerce et des Sociétés" of Paris ("Bank")

Re:	Amendment to Share Option Transaction Confirmation

This letter agreement amends, supplements and forms part of the long form Confirmation, dated as of August 20, 2025, confirming the terms and conditions of that certain Share Option Transaction (the "Transaction") entered into between Bank and Counterparty as of the “Trade Date” specified therein (as amended and supplemented from time to time, the "Confirmation"). Any capitalized term used herein and not expressly defined herein has the meaning assigned to it in the Confirmation.

Each of Bank and Counterparty, intending to be legally bound, hereby acknowledges and agrees that:

1. Amendments. The Confirmation is amended as follows, with such amendments effective as of the date hereof:

-	In the definition of "Initial Hedging Period", the words "10th Exchange Business Day" shall be deleted and replaced with "20th Exchange Business Day”.

2. Representations and Acknowledgements. Counterparty repeats as of the date hereof the representations made to Bank in Sections 6.1(i) and 6.1(j) of the Confirmation provided that reference therein to "this Transaction" shall be deemed to be reference to this amendment. Each party repeats as of the date hereof the representations by it to the other party in Sections 3(a), 3(b), 3(c), 3(d), 3(e) and 3(g) of the Agreement.

3. Consent. Pursuant to Section 6.1(d) of the Confirmation, Bank hereby consents that each confirmation of the Other Share Option Transactions be amended in the same terms provided in paragraph 1 of this amendment.

4. Entire Agreement; Continuation of Confirmation. This letter agreement constitutes the entire agreement and understanding of the parties with respect to the matters set forth above. All prior discussions and agreements between the parties are merged herein. The Confirmation, as modified herein, shall continue in full force and effect.

5. Governing Law. This letter agreement is subject to the same governing law and jurisdiction provisions as set out in the Agreement.

6. Electronic signature. Each party acknowledges that the electronic signature solution offered by DocuSign implements an electronic signature within the meaning of article 1367 of the French Code civil which provides for a reliable process of identification of its signatories and guarantees the connection between each electronic signature and this document. Each party agrees and acknowledges that the electronic signature of this letter agreement is fully valid and enforceable against it and any other party and that the electronic form of this letter agreement has the same legal effect and admissibility as evidence in any legal proceedings as if it was signed by handwritten signature. This clause constitutes an agreement on evidence (contrat sur la preuve) within the meaning of article 1356 of the French Code civil.

This letter agreement is dated September 2, 2025:

NATIXIS

/s/ Loïc Chenevier	/s/ Thomas Le Cam
Name: Loïc Chenevier	Name: Thomas Le Cam
Title: Authorized signatory	Title: Authorized signatory

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing this letter agreement.

Yours sincerely,

Confirmed as of the date first above written:

ATLAS INVESTISSEMENT S.A.S.

/s/ Anthony Maarek
Name: Anthony Maarek
Title: Directeur Général

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